UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                             PHASE III MEDICAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    71721N108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Mark Weinreb
                              c/o Phase III Medical
                        330 South Service Road, Suite 120
                               Melville, NY 11747
                                  631-574-4955
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 20, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.         71721N108
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                        Mark Weinreb
--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                Not
         (b)             Applicable
--------------------------------------------------------------------------------

3.  SEC Use Only
--------------------------------------------------------------------------------

4.  Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------

6.  Citizenship or Place of Organization:   United States
--------------------------------------------------------------------------------

    Number of                      7. Sole Voting Power:           7,590,000*
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                 0
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:      7,590,000*
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:           0
                                      ------------------------------------------
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person:  7,590,000*
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):
--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11):   14.8%**
--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions):   IN
--------------------------------------------------------------------------------
* Includes options to purchase 4,550,000 shares of common stock, par value $.001 per share (the "Common Stock"), of the Phase III Medical, Inc. (the "Company"); excludes options to purchase 2,000,000 shares of Common Stock which are not exercisable within sixty days of this Schedule 13D.


** Based upon information provided by the Company, as of July 20, 2005, there were issued and outstanding 51,334,982 shares of Common Stock.

Item 1.   Security and Issuer
          -------------------

          This statement on Schedule 13D (the "Schedule 13D") relates to shares of common stock, $0.001 par value (the "Common Stock"), of Phase III Medical, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 330 South Service Road, Suite 120, Melville, New York 11747.


Item 2.   Identity and Background
          -----------------------

          This Schedule 13D is being filed by Mark Weinreb ("Mr. Weinreb"). Mr. Weinreb is a citizen of the United States. The business address of Mr. Weinreb is 330 South Service Road, Suite 120, Melville, New York 11747. Mr. Weinreb currently serves as the Chief Executive Officer of the Company. The Company's principal executive offices are located at 330 South Service Road, Suite 120, Melville, New York 11747.

          Mr. Weinreb has not, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          On May 4, 2005, the Company's Board of Directors approved an amendment to the employment agreement between the Company and Mr. Weinreb, dated February 6, 2003 (the "Employment Agreement"), which was approved by the shareholders on July 20, 2005, to grant Mr. Weinreb 3,000,000 shares of Common Stock as partial consideration for services provided by Mr. Weinreb as Chief Executive Officer. 1,000,000 of such shares vested and became exercisable immediately upon the date of grant, and 1,000,000 of such shares vest and become exercisable on each of the first and second anniversaries of the date of grant.

          The Board of Directors also granted to Mr. Weinreb, and the shareholders approved, options to purchase up to 4,000,000 shares of Common Stock (the "July Option") pursuant to the Company's 2003 Equity Participation Plan (the "2003 EPP"), of which 2,000,000 options vested and became exercisable immediately upon the date of grant. The July Option is an Incentive Stock Option pursuant to Section 422 of the Code, and is represented by a stock option agreement. The July Option has an exercise price equal to $0.06 per share and vests and becomes exercisable as to 1,000,000 shares on each of the first and second anniversaries of the date of grant and remains exercisable as to any vested portion thereof in accordance with the terms of the 2003 EPP and the stock option agreement. If Mr. Weinreb pays the exercise price of the July Option with shares of Common Stock, the plan committee appointed by the Board of Directors may, in its discretion, grant Mr. Weinreb an option with a reload feature, pursuant to which a reload stock option, which would be granted at the same time that payment is received on the option exercise, would grant Mr. Weinreb the option to purchase (i) the number of shares of Common Stock equal to the sum of the number of shares used to exercise the July Option (or the number of shares not received if Mr. Weinreb paid the option price by receiving a reduced number of shares on exercise), or (ii) in the case of non-qualified stock options, the number of shares of Common Stock used to satisfy any tax withholding requirement related to the exercise of such option.


Item 4.   Purpose of Transaction
          ----------------------

          The acquisition of the securities described in Item 3 by Mr. Weinreb is for investment purposes.

          On February 6, 2003, Mr. Weinreb was appointed President and Chief Executive Officer of the Company pursuant to the terms of the Employment Agreement. The Employment Agreement has an initial term of three years, with automatic annual extensions unless terminated by the Company or Mr. Weinreb at least 90 days prior to an applicable anniversary date. The Company has agreed to pay Mr. Weinreb an annual salary of $180,000 for the initial year of the term, $198,000 for the second year of the term, and $217,800 for the third year of the term. In addition, he is entitled to an annual bonus in the amount of $20,000 for the initial year in the event, and concurrently on the date, that the Company has received debt and/or equity financing in the aggregate amount of at least $1,000,000 since the beginning of his service, and $20,000 for each subsequent year of the term, without condition.

          In addition, the Company, pursuant to the 2003 EPP, entered into a stock option agreement with Mr. Weinreb (the "Initial Option Agreement"). Under the Initial Option Agreement, the Company granted Mr. Weinreb the right and option, exercisable for 10 years, to purchase up to 2,500,000 shares of the Company's Common Stock at an exercise price of $0.03 per share and otherwise upon the terms set forth in the Initial Option Agreement. In addition, in the event that the closing price of the Company's Common Stock equals or exceeds $0.50 per share for any five consecutive trading days during the term of the employment agreement (whether during the initial term or an annual extension), the Company has agreed to grant to Mr. Weinreb, on the day immediately following the end of the five day period, an option for the purchase of an additional 2,500,000 shares of the Company's Common Stock for an exercise price of $0.50 per share, pursuant to the 2003 EPP and a stock option agreement to be entered into between the Company and Mr. Weinreb containing substantially the same terms as the Initial Option Agreement, except for the exercise price and that the option would be treated as an "incentive stock option" for tax purposes only to the maximum extent permitted by law (the "Additional Option Agreement"). The Company agreed to promptly file with the Securities and Exchange Commission a Registration Statement on Form S-8 (the "Registration Statement") pursuant to which the issuance of the shares covered by the 2003 EPP, as well as the resale of the Common Stock issuable upon exercise of the Initial Option Agreement, are registered, which has been filed. Additionally, the Company has agreed, following any grant under the Additional Option Agreement, to promptly file a post-effective amendment to the Registration Statement pursuant to which the Common Stock issuable upon exercise thereof shall be registered for resale. Mr. Weinreb has agreed that he will not resell publicly any shares of the Company's Common Stock obtained upon exercise of the Initial Option Agreement or the Additional Option Agreement prior to the first anniversary of the date of the employment agreement.

          On May 4, 2005, the Company's Board of Directors approved, which was approved by the shareholders on July 20, 2005, an amendment to Mr. Weinreb's Employment Agreement, to (a) extend the expiration date thereof from February 2006 to December 2008; (b) change Mr. Weinreb's annual base salary of $217,800 (with an increase of 10% per annum) to an annual base salary of $250,000 (with no increase per annum); (c) grant Mr. Weinreb 3,000,000 shares of Common Stock, 1,000,000 shares of which shall vest on each of the date of grant and the first and second anniversaries of the date of grant; (d) amend the severance provision of the existing Employment Agreement to provide that in the event of termination without cause (subject to certain exceptions), Mr. Weinreb will be entitled to receive a lump sum payment equal to his then base salary and automobile allowance for a period of one year; (e) commencing in August 2006, increase Mr. Weinreb's annual bonus from $20,000 to $25,000; (f) in August 2005, pay Mr. Weinreb $15,000 to cover costs incurred by him on behalf of the Company; and (g) in 2006, provide for the reimbursement of all premiums in an annual aggregate amount of up to $18,000 payable by Mr. Weinreb for life and long term care insurance covering each year during the remainder of the term of his employment.


Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          Based on information provided by the Company, as of July 20, 2005, there were 51,334,982 shares of Common Stock outstanding. As of such date, Mr. Weinreb beneficially owned 7,590,000 shares of Common Stock, or 14.8% of the outstanding shares of Common Stock. Mr. Weinreb has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares.

          Except as described in Item 3 of this Schedule 13D, during the past sixty days, there were no purchases of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by Mr. Weinreb or any person or entity controlled by Mr. Weinreb or any person or entity for which Mr. Weinreb possesses voting control over the securities thereof. During such sixty day period, there were no sales of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by Mr. Weinreb or any person or entity controlled by Mr. Weinreb or any person or entity for which Mr. Weinreb possesses voting control over the securities thereof.

          No other person is known by Mr. Weinreb to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Weinreb.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
        ------------------------------------------------------------------------

          Except as otherwise disclosed in this Schedule 13D, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Mr. Weinreb and any other individual or entity.


Item 7.   Material to be Filed as Exhibits
          --------------------------------

          1. Letter Agreement, dated February 6, 2003, between the Company and Mark Weinreb, incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 6, 2003.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 1, 2005



                                    By: /s/ Mark Weinreb
                                       -----------------------------------------
                                            Mark Weinreb




Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).